EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

InvenTrust Properties Corp:

We consent to the incorporation by reference in the registration statement on Form S-8 of InvenTrust Properties Corp. (f/k/a Inland American Real Estate Trust, Inc.) of our report dated March 27, 2015, with respect to the consolidated balance sheets of InvenTrust Properties Corp. as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule III, which report appears in the December 31, 2014 annual report on Form 10-K of InvenTrust Properties Corp.

/s/ KPMG LLP

Chicago, Illinois

June 19, 2015